SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

NOTICE TO THE MARKET

On December 6th, Anatel conducted an auction for leftovers of the 1800 MHz radio frequencies’ sub-bands, used for SMP. There were 15 lots purchased from the auction, resulting in R$237.5 million and an average premium of 0.69%. The auction results will be subject to Anatel’s approval.

TIM acquired 9 lots, with an offer of R$109.1 million, for a total of 45 MHz, and resulting in an average premium of 0.27% over the minimum price. Our participation was driven by the strengthening of the company’s voice spectrum, while preserving the rational resources allocation for frequencies. This year we are investing approximately R$2.9 billion in total.

In the table below, we present a summary of our spectrum scouts before and after the auction.

	Before (Up + Down MHz)					After (Up + Down MHz)
Region	850	900	1,800	2,100	Total	850	900	1,800	2,100	Total
SP - Capital	0	5	40	30	75	0	5	40	30	75
SP - Countryside	0	5	40	20	65	0	5	50	20	75
RJ	0	5	40	20	65	0	5	40	20	65
ES	0	5	30	20	55	0	5	35	20	60
MG	25	5	30	20	80	25	5	30	20	80
PR, SC	25	5	30	20	80	25	5	30	20	80
RS	0	5	30	20	55	0	5	45	20	70
Mid-West	0	5	30	20	55	0	5	45	20	70
North	0	5	40	30	75	0	5	40	30	75
BA, SE	25	5	20	20	70	25	5	20	20	70
Northeast	25	5	20	20	70	25	5	20	20	70
Anatel's Cap	25	5	50	30	80	25	5	50	30	80

Rio de Janeiro, December 9th, 2011.

Rogério Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 09, 2011	By:	/s/ Rogerio Tostes

Name: Rogerio Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.